Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Disclosure of US GAAP financial information

Tokyo, March 4, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), which have been preparing for the two group’s management integration in October 2005, subject to the approval of their shareholders and relevant authorities, today disclosed pro forma financial information relating to the transaction and UFJ’s financial statements based on accounting principles generally accepted in the United States (US GAAP).

The financial information is set forth in a registration statement on Form F-4, which will be filed with the U.S. SEC (Securities and Exchange Commission) today. After being reviewed by the U.S. SEC, the Form F-4 is expected to be declared effective before the convocation notice for UFJ’s shareholders meeting is mailed in June.

Pro Forma Combined Summary Financial Information (Unaudited)

< under US GAAP >

Mitsubishi Tokyo Financial Group, Inc. / UFJ Holdings, Inc.

Pro forma combined financial data for the fiscal year ended March 31, 2004 and six months ended September 30, 2004

(1) Operating results (Unaudited)

	(in millions of yen, except per share data and percentages)
	For the six months ended September 30, 2004	For the year ended March 31, 2004
Total revenue	2,254,281	4,922,448
Income from continuing operations before income tax expenses	441,412	1,893,639
Income from continuing operations	369,723	1,437,530
Basic earnings per common share —income from continuing operations available to common shareholders (in yen)	35,229.16	147,765.32
Diluted earnings per common share —income from continuing operations available to common shareholders (in yen)	33,549.77	131,380.21

(2) Financial condition (Unaudited)

(in millions of yen, except per share data and percentages)
As of September 30, 2004
Total assets	198,015,140
Shareholders’ equity	8,160,767
Shareholders’ equity as a percentage of total assets	4.1%
Shareholders’ equity per common share (in yen)	742,256.70

Shareholders’ equity may change when the terms and conditions of new shares of convertible preferred stock will be determined.

Formulas for computing ratios for the six months ended September 30, 2004 are as follows.

Basic earnings per common share - income from continuing operations available to common shareholders

Net income - Income from continuing operations allocable to preferred shareholders
Average number of common stock during the period *

Diluted earnings per common share - income from continuing operations available to common shareholders

Net income - Income from continuing operations allocable to preferred shareholders + Adjustments in net income assuming dilution
Average number of common stock during the period * + Number of dilutive potential common stock

Shareholders’ equity per common share

Shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period *

*	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

Pro Forma Combined Condensed Balance Sheet As of September 30, 2004 (Unaudited)

(in millions of yen)	MTFG	UFJ Holdings	Pro forma adjustments	Pro forma combined
Assets:
Cash and due from banks	3,591,732	8,149,014	149,479	11,890,225
Interest-earning deposits in other banks	4,116,045	569,684	(265,748)	4,419,981
Call loans, funds sold, and receivables under resale agreements	2,246,091	460,560	(1,592)	2,705,059
Receivables under securities borrowing transactions	3,958,769	3,244,318	(162,492)	7,040,595
Trading account assets	7,910,977	4,827,545	(189,382)	12,549,140
Investment securities:
Securities available for sale	31,633,734	18,035,485	273,974	49,943,193
Securities being held to maturity	1,876,692	—	15	1,876,707
Preferred stock investment in UFJ Bank Limited	700,000	—	(700,000)	—
Other investment securities	282,321	275,943	359,936	918,200

Total investment securities	34,492,747	18,311,428	(66,075)	52,738,100

Loans, net of unearned income and deferred loan fees	51,784,748	43,928,238	135,017	95,848,003
Allowance for credit losses	(938,208)	(2,080,771)	—	(3,018,979)

Net loans	50,846,540	41,847,467	135,017	92,829,024

Premises and equipment—net	569,285	597,926	40,915	1,208,126
Accrued interest	142,374	69,586	(151)	211,809
Customers’ acceptance liability	23,705	30,358	—	54,063
Intangible assets	251,991	620,086	785,311	1,657,388
Goodwill	69,468	2,399,391	2,155,643	4,624,502
Deferred tax assets	1,051,544	56,284	(465,085)	642,743
Accounts receivable	2,077,517	634,689	(11,074)	2,701,132
Other assets	1,945,477	803,347	(5,571)	2,743,253

Total	113,294,262	82,621,683	2,099,195	198,015,140

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	4,812,258	3,860,822	27,916	8,700,996
Interest-bearing	53,869,927	51,306,252	(6,090)	105,170,089
Overseas offices, principally interest-bearing	13,382,116	2,339,676	(222,142)	15,499,650

Total deposits	72,064,301	57,506,750	(200,316)	129,370,735

Debentures	30,752	—	—	30,752
Call money, funds purchased, and payables under repurchase agreements	8,846,928	2,169,787	(1,592)	11,015,123
Payables under securities lending transactions	2,916,200	2,380,652	(162,492)	5,134,360
Due to trust account and other short-term borrowings	10,948,012	7,808,808	349,689	19,106,509
Trading account liabilities	2,068,544	2,647,808	(189,382)	4,526,970
Obligations to return securities received as collateral	2,640,781	195,478	—	2,836,259
Bank acceptances outstanding	23,705	30,358	—	54,063
Accrued interest	103,787	68,371	(41)	172,117
Long-term debt	5,477,822	5,775,359	158,121	11,411,302
Accounts payable	2,836,121	635,590	(11,074)	3,460,637
Other liabilities	1,510,968	1,894,559	(669,981)	2,735,546

Total liabilities	109,467,921	81,113,520	(727,068)	189,854,373

Shareholders’ equity:
Capital stock:
Preferred stock	122,100	732,224	(732,224)	122,100
Common stock	1,084,708	267,776	(267,776)	1,084,708
Capital surplus	1,057,624	2,527,309	1,807,117	5,392,050
Retained earnings:
Appropriated for legal reserve	239,571	—	—	239,571
Unappropriated	1,047,485	(2,490,221)	2,490,221	1,047,485
Accumulated other changes in equity from nonowner sources, net of taxes	277,358	480,429	(480,429)	277,358

Total	3,828,846	1,517,517	2,816,909	8,163,272
Less treasury stock, at cost	2,505	9,354	(9,354)	2,505

Shareholders’ equity—net	3,826,341	1,508,163	2,826,263	8,160,767

Total	113,294,262	82,621,683	2,099,195	198,015,140

Pro forma adjustments include the adjustments to record the consolidated assets and liabilities of UFJ Holdings at their estimated fair values on the date of acquisition. The pro forma adjustment are also eliminate intercompany balances and transactions as of the periods presented.

Pro Forma Combined Condensed Statement of Income for The Six Months Ended September, 2004 (Unaudited)

(in millions of yen)	MTFG	UFJ Holdings	Pro forma adjustments	Pro forma combined
Interest income:
Loans, including fees	450,682	483,857	(11,321)	923,218
Deposits in other banks	25,311	8,153	(1,179)	32,285
Investment securities	176,931	102,606	13	279,550
Trading account assets	23,181	8,674	—	31,855
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	19,437	10,172	(107)	29,502

Total	695,542	613,462	(12,594)	1,296,410

Interest expense:
Deposits	94,088	38,815	(1,179)	131,724
Debentures	348	—	—	348
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	30,452	11,694	(96)	42,050
Due to trust account, other short-term borrowings, and trading account liabilities	34,983	20,444	(13)	55,414
Long-term debt	55,745	65,357	(20,641)	100,461

Total	215,616	136,310	(21,929)	329,997

Net interest income	479,926	477,152	9,335	966,413
Provision for credit losses	167,059	202,398	—	369,457

Net interest income after provision for credit losses	312,867	274,754	9,335	596,956

Non-interest income:
Fees and commissions	312,471	297,036	7,192	616,699
Foreign exchange gains (losses) —net	(164,247)	5,402	1	(158,844)
Trading account profits (losses)—net	12,323	(65,469)	—	(53,146)
Investment securities gains —net	196,686	250,735	—	447,421
Other non-interest income	70,128	36,819	(1,206)	105,741

Total	427,361	524,523	5,987	957,871

Non-interest expense:
Salaries and employee benefits	238,935	160,962	4,377	404,274
Occupancy expenses—net	60,424	68,039	12,426	140,889
Fees and commission expenses	42,079	29,905	(4,121)	67,863
Amortization of intagible assets	33,740	55,074	20,222	109,036
Insurance premiums, including deposit insurance	26,276	25,758	2	52,036
Minority interest in income of consolidated subsidiaries	15,752	3,754	—	19,506
Communications	14,195	4,684	233	19,112
Other non-interest expenses	107,016	202,388	(8,705)	300,699

Total	538,417	550,564	24,434	1,113,415

Income from continuing operations before income tax expense	201,811	248,713	(9,112)	441,412
Income tax expense	69,446	5,906	(3,663)	71,689

Income from continuing operations	132,365	242,807	(5,449)	369,723
Income from continuing operations allocable to preferred shareholders	3,479	26,330	—	29,809

Income from continuing operations available to common shareholders	128,886	216,477	(5,449)	339,914

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders	19,850.94	42,527.48		35,229.16
Diluted earnings per common share—income from continuing operations available to common shareholders	19,743.30	33,605.00		33,549.77

Pro forma adjustments include the adjustments to record the consolidated assets and liabilities of UFJ Holdings at their estimated fair values on the date of acquisition. The pro forma adjustment are also eliminate intercompany balances and transactions during the periods presented.

Pro Forma Combined Condensed Statement of Income for Year Ended March, 2004 (Unaudited)

(in millions of yen)	MTFG	UFJ Holdings	Pro forma adjustments	Pro forma combined
Interest income:
Loans, including fees	921,666	840,832	(22,723)	1,739,775
Deposits in other banks	48,093	21,264	(5,907)	63,450
Investment securities
Interest	341,062	139,411	20	480,493
Dividends	41,207	22,571	—	63,778
Trading account assets	28,451	17,681	—	46,132
Call loans and funds sold	5,384	3,558	(57)	8,885
Receivables under resale agreements and securities borrowing transactions	35,891	13,096	(605)	48,382

Total	1,421,754	1,058,413	(29,272)	2,450,895

Interest expense:
Deposits	178,549	74,818	(31,361)	222,006
Debentures	4,035	—	—	4,035
Call money and funds purchased	9,910	1,274	(66)	11,118
Payables under repurchase agreements and securities lending transactions	74,043	18,587	(532)	92,098
Due to trust account	4,950	6,210	6	11,166
Other short-term borrowings and trading account liabilities	34,262	19,404	(34)	53,632
Long-term debt	120,765	88,745	(41,286)	168,224

Total	426,514	209,038	(73,273)	562,279

Net interest income	995,240	849,375	44,001	1,888,616
Provision (credit) for credit losses	(114,109)	313,124	(13)	199,002

Net interest income after provision (credit) for credit losses	1,109,349	536,251	44,014	1,689,614

Non-interest income:
Fees and commissions	572,668	445,717	16,309	1,034,694
Foreign exchange gains—net	413,911	95,561	—	509,472
Trading account profits—net	103,903	228,971	—	332,874
Investment securities gains—net	118,648	316,911	—	435,559
Refund of the local taxes by the Tokyo Metropolitan Government	41,989	25,695	—	67,684
Other non-interest income	56,976	37,112	(2,818)	91,270

Total	1,308,095	1,149,967	13,491	2,471,553

Non-interest expense:
Salaries and employee benefits	506,710	344,550	(16,386)	834,874
Occupancy expenses—net	120,507	121,193	23,996	265,696
Gains on other real estate owned	(579)	—	—	(579)
Fees and commission expenses	80,252	50,882	(6,423)	124,711
Amortization of intagible assets	63,582	82,722	66,014	212,318
Insurance premiums, including deposit insurance	54,392	52,054	3	106,449
Minority interest in income of consolidated subsidiaries	42,404	19,668	—	62,072
Communications	27,623	9,436	491	37,550
Other non-interest expenses	341,149	299,407	(16,119)	624,437

Total	1,236,040	979,912	51,576	2,267,528

Income from continuing operations before income tax expense	1,181,404	706,306	5,929	1,893,639
Income tax expense	357,817	95,618	2,674	456,109

Income from continuing operations	823,587	610,688	3,255	1,437,530

Income from continuing operations allocable to preferred shareholders	7,981	27,828	—	35,809

Income from continuing operations available to common shareholders	815,606	582,860	3,255	1,401,721

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders	128,443.00	115,227.05		147,765.32
Diluted earnings per common share—income from continuing operations available to common shareholders	125,123.73	86,803.31		131,380.21

Pro forma adjustments include the adjustments to record the consolidated assets and liabilities of UFJ Holdings at their estimated fair values on the date of acquisition. The pro forma adjustment are also eliminate intercompany balances and transactions during the periods presented.

Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2005

UFJ Holdings, Inc

Consolidated financial data for the six months ended September 30, 2004

(1) Operating results

	(in millions of yen, except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2004 (Audited)	For the year ended March 31, 2003 (Audited)
	2004 (Unaudited)	2003 (Unaudited)
Total revenue	1,137,985	1,191,877	2,208,380	1,731,464
Change from the previous year	(4.5)%		27.5%
Income (loss) before income tax expense, cumulative effect of a change in accounting principle and extraordinary gain	248,713	458,124	706,306	(264,374)
Change from the previous year	(45.7)%		—
Net income (loss)	245,749	397,716	607,729	(337,808)
Change from the previous year	(38.2)%		—
Basic earnings (loss) per common share—net income (loss) available to common stockholders (in yen)	43,106	76,242	114,642	(77,926)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders (in yen)	34,012	56,598	86,382	(77,926)

Notes: Average number of shares outstanding:
For the six months ended September 30, 2004:	(Common stock)	5,090	thousand of shares
	(Preferred stock—Class 1)	13	thousand of shares
	(Preferred stock—Class 2)	200	thousand of shares
	(Preferred stock—Class 3)	16	thousand of shares
	(Preferred stock—Class 4)	150	thousand of shares
	(Preferred stock—Class 5)	150	thousand of shares
	(Preferred stock—Class 6)	1	thousand of shares
	(Preferred stock—Class 7)	200	thousand of shares
For the six months ended September 30, 2003:	(Common stock)	5,035	thousand of shares
	(Preferred stock—Class 1)	14	thousand of shares
	(Preferred stock—Class 2)	200	thousand of shares
	(Preferred stock—Class 3)	33	thousand of shares
	(Preferred stock—Class 4)	150	thousand of shares
	(Preferred stock—Class 5)	150	thousand of shares
	(Preferred stock—Class 6)	7	thousand of shares
	(Preferred stock—Class 7)	200	thousand of shares
For the year ended March 31, 2004:	(Common stock)	5,058	thousand of shares
	(Preferred stock—Class 1)	13	thousand of shares
	(Preferred stock—Class 2)	200	thousand of shares
	(Preferred stock—Class 3)	25	thousand of shares
	(Preferred stock—Class 4)	150	thousand of shares
	(Preferred stock—Class 5)	150	thousand of shares
	(Preferred stock—Class 6)	5	thousand of shares
	(Preferred stock—Class 7)	200	thousand of shares

(2) Financial condition

	(in millions of yen, except per share data and percentages)
	As of September 30,		As of March 31, 2004 (Audited)	As of March 31, 2003 (Audited)
	2004 (Unaudited)	2003 (Unaudited)
Total assets	82,621,683	80,165,840	80,639,731	77,337,421
Stockholders’ equity	1,508,163	813,927	1,434,845	372,156
Stockholders’ equity as a percentage of total assets	1.8%	1.0%	1.8%	0.5%
Stockholders’ equity per common share (in yen)	8,569.19	(138,926.50)	(8,010.83)	(227,722.49)

Note: Number of shares outstanding as of:

September 30, 2004:	(Common stock)	5,101 thousands of shares
	(Preferred stock—Class 1)	12 thousands of shares
	(Preferred stock—Class 2)	200 thousands of shares
	(Preferred stock—Class 3)	12 thousands of shares
	(Preferred stock—Class 4)	150 thousands of shares
	(Preferred stock—Class 5)	150 thousands of shares
	(Preferred stock—Class 6)	1 thousands of shares
	(Preferred stock—Class 7)	200 thousands of shares
September 30, 2003:	(Common stock)	5,039 thousands of shares
	(Preferred stock—Class 1)	13 thousands of shares
	(Preferred stock—Class 2)	200 thousands of shares
	(Preferred stock—Class 3)	33 thousands of shares
	(Preferred stock—Class 4)	150 thousands of shares
	(Preferred stock—Class 5)	150 thousands of shares
	(Preferred stock—Class 6)	5 thousands of shares
	(Preferred stock—Class 7)	200 thousands of shares
March 31, 2004:	(Common stock)	5,088 thousands of shares
	(Preferred stock—Class 1)	13 thousands of shares
	(Preferred stock—Class 2)	200 thousands of shares
	(Preferred stock—Class 3)	16 thousands of shares
	(Preferred stock—Class 4)	150 thousands of shares
	(Preferred stock—Class 5)	150 thousands of shares
	(Preferred stock—Class 6)	1 thousands of shares
	(Preferred stock—Class 7)	200 thousands of shares

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,		For the year ended March 31, 2004 (Audited)	For the year ended March 31, 2003 (Audited)
	2004 (Unaudited)	2003 (Unaudited)
Net cash provided by (used in) operating activities	(206,866)	356,047	1,115,334	880,334
Net cash provided by (used in) investing activities	4,724,919	(1,527,204)	(2,964,535)	(3,173,860)
Net cash provided by (used in) financing activities	(84,714)	1,471,778	1,753,391	1,632,111
Cash and cash equivalents at end of period	8,149,014	4,028,758	3,629,487	3,731,126

Formulas for computing ratios for the six months ended September 30, 2004 are as follows.

Basic earnings per common share - net income available to common shareholders

Net income - Total dividends on preferred stock
Average number of common stock during the period *

Diluted earnings per common share - net income available to common shareholders

Net income - Total dividends on preferred stock + Adjustments in net income assuming dilution
Average number of common stock during the period * + Number of dilutive potential common stock

Shareholders’ equity per common share

Shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period *

*	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

(US GAAP)

Condensed Consolidated Balance Sheets (Unaudited)

UFJ Holdings, Inc. and Subsidiaries

	As of September 30,		As of March 31,
(in millions of yen)	2004 (Unaudited)	2003 (Unaudited)	2004 (Audited)	2003 (Audited)
Assets:
Cash and due from banks	8,149,014	4,028,758	3,629,487	3,731,126
Interest-earning deposits in other banks	569,684	998,282	875,259	964,248
Call loans and funds sold	259,176	256,530	252,169	213,670
Receivables under reverse repurchase agreements	201,384	531,094	627,868	787,172
Receivables under securities borrowing transactions	3,244,318	2,942,545	2,348,412	2,480,762
Trading account assets	4,827,545	4,289,367	4,255,315	3,914,874
Investment securities:
Securities available for sale	18,035,485	20,137,345	20,107,048	17,026,811
Other investment securities	275,943	268,010	293,295	171,031

Total investment securities	18,311,428	20,405,355	20,400,343	17,197,842

Loans, net of unearned income and deferred loan fees	43,928,238	44,941,851	45,420,052	46,684,665
Allowance for loan losses	(2,080,771)	(2,802,823)	(2,438,309)	(3,195,187)

Net loans	41,847,467	42,139,028	42,981,743	43,489,478

Premises and equipment	597,926	591,611	573,781	588,049
Accrued interest	69,586	77,983	79,934	113,567
Customers’ acceptance liabilities	30,358	27,909	31,486	37,582
Intangible assets	620,086	516,336	495,473	544,715
Goodwill	2,399,391	2,340,583	2,289,956	2,376,488
Deferred tax assets	56,284	40,572	63,319	23,835
Accounts receivable	634,689	298,412	565,278	229,073
Other assets	803,347	681,475	1,169,908	644,940

Total	82,621,683	80,165,840	80,639,731	77,337,421

Liabilities and Stockholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	3,860,822	3,882,419	4,282,080	3,955,581
Interest-bearing	51,306,252	51,718,142	52,169,603	50,508,403
Overseas offices:
Non-interest-bearing	125,450	114,822	111,965	105,973
Interest-bearing	2,214,226	1,576,340	1,974,287	1,560,544

Total deposits	57,506,750	57,291,723	58,537,935	56,130,501

Call money and funds purchased	1,226,230	2,365,559	2,204,080	1,571,397
Payables under repurchase agreements	943,557	1,187,345	649,938	1,248,608
Payables under securities lending transactions	2,380,652	2,582,256	1,764,098	2,909,178
Due to trust account	1,698,607	1,348,330	1,753,929	1,250,246
Other short-term borrowings	6,110,201	5,171,978	5,027,995	5,598,427
Trading account liabilities	2,647,808	2,460,841	2,669,957	2,208,078
Obligations to return securities received as collateral	195,478	161,000	339,747	137,371
Bank acceptances outstanding	30,358	27,909	31,486	37,582
Accrued interest	68,371	70,435	71,872	90,405
Accounts payable	635,590	1,130,763	444,698	380,118
Other liabilities	1,894,559	1,592,877	1,551,393	1,669,329
Long-term debt	5,775,359	3,960,897	4,157,758	3,734,025

Total liabilities	81,113,520	79,351,913	79,204,886	76,965,265

Stockholders’ equity:
Capital stock:
Preferred stock	732,224	757,018	737,806	759,102
Common stock	267,776	242,982	262,194	240,898
Capital surplus	2,527,309	2,503,823	2,517,821	2,496,999
Accumulated deficit	(2,490,221)	(2,905,672)	(2,709,640)	(3,289,541)
Accumulated other changes in equity from nonowner sources, net of taxes	480,429	217,338	628,895	166,612
Total	1,517,517	815,489	1,437,076	374,070

Less treasury stock, at cost	9,354	1,562	2,231	1,914

Total stockholders’ equity	1,508,163	813,927	1,434,845	372,156

Total	82,621,683	80,165,840	80,639,731	77,337,421

(US GAAP)

Condensed Consolidated Statements of Income (Unaudited)

UFJ Holdings, Inc. and Subsidiaries

	As of September 30,		As of March 31,
(in millions of yen)	2004 (Unaudited)	2003 (Unaudited)	2004 (Audited)	2003 (Audited)
Interest income:
Loans, including fees	483,857	424,453	840,832	908,600
Deposits in other banks	8,153	12,269	21,264	33,934
Investment securities:
Interest	91,785	68,056	139,411	149,035
Dividends	10,821	10,044	22,571	32,544
Trading account assets	8,674	10,769	17,681	23,418
Call loans and funds sold	1,858	1,971	3,558	5,035
Reverse repurchase agreements and securities borrowing transactions	8,314	7,493	13,096	34,462

Total	613,462	535,055	1,058,413	1,187,028

Interest expense:
Deposits	38,815	37,342	74,818	108,174
Call money and funds purchased	662	669	1,274	3,221
Payables under repurchase agreements and securities lending transactions	11,032	10,411	18,587	38,040
Due to trust accounts	3,909	2,685	6,210	5,870
Other short-term borrowings and trading account liabilities	16,535	14,892	19,404	27,604
Long-term debt	65,357	42,482	88,745	86,877

Total	136,310	108,481	209,038	269,786

Net interest income	477,152	426,574	849,375	917,242
Provision for loan losses	202,398	134,881	313,124	511,898

Net interest income after provision for loan losses	274,754	291,693	536,251	405,344

Non-interest income:
Fees and commissions	297,036	207,156	445,717	381,960
Foreign exchange gains (losses) —net	5,402	33,111	95,561	(17,538)
Trading account gains (losses)—net	(65,469)	177,420	228,971	(37,471)
Investment securities gains —net	250,735	199,579	316,911	122,018
Refund of local taxes by the Tokyo Metropolitan Government	—	—	25,695	—
Equity in earnings (loss) of affiliated companies	9,217	9,126	(35,310)	507
Other non-interest income	27,602	30,430	72,422	94,960

Total	524,523	656,822	1,149,967	544,436

Non-interest expense:
Salaries and employee benefits	160,962	172,634	344,550	354,431
Occupancy expenses—net	68,039	60,602	121,193	121,177
Fees and commission expense	29,905	24,989	50,882	53,539
Amortization of intangible assets	55,074	40,533	82,722	84,986
Impairment of goodwill	—	—	—	194,000
Insurance premiums, including deposit insurance	25,758	25,848	52,054	50,889
Minority interest in income of consolidated subsidiaries	3,754	9,457	19,668	17,473
Communications	4,684	4,798	9,436	9,187
Provision (reversal) for acceptances and off-balance sheet credit instruments	(9,733)	(14,223)	831	(12,007)
Losses on sales and disposal of premises and equipment	3,526	11,339	19,167	28,098
Other non-interest expenses	208,595	154,414	279,409	312,381

Total	550,564	490,391	979,912	1,214,154

Income (loss) before income tax expense, cumulative effect of change in accounting principle and exrtraordinary gain	248,713	458,124	706,306	(264,374)
Income tax expense	5,906	57,449	95,618	23,753
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	242,807	400,675	610,688	(288,127)
Cumulative effect of change in accounting principle, net of tax	2,942	(2,959)	(2,959)	(62,000)
Extraordinary gain, net of tax	—	—	—	12,319

Net income (loss)	245,749	397,716	607,729	(337,808)

Income allocable to preferred stockholders:
Cash dividends paid	12,861	7,029	7,029	23,283
Beneficial conversion feature	13,469	6,818	20,799	22,127

Net income (loss) available to common stockholders	219,419	383,869	579,901	(383,218)

(in yen)
Earnings (loss) per common share:
Basic earnings (loss) per common share—income (loss) available to common stockholders before cumulative effect of change in accounting principle and extraordinary gain	42,528	76,830	115,227	(67,823)
Basic earnings (loss) per common share—net income (loss) available to common stockholders	43,106	76,242	114,642	(77,926)
Diluted earnings (loss) per common share—income (loss) available to common stockholders before cumulative effect of change in accounting principle and extraordinary gain	33,605	57,020	86,803	(67,823)
Diluted earnings (loss) per common share—net income (loss) available to common stockholders	34,012	56,598	86,382	(77,926)

Credit Quality Data

UFJ Holdings, Inc., and Subsidiaries

(in millions of yen)	As of September 30, 2004 (Unaudited)	As of March 31, 2004 (Audited)	As of March 31, 2003 (Audited)
Nonaccrual loans	4,295,589	4,904,381	6,632,798
Restructured loans	80,656	159,226	192,335
Accruing loans contractually past due 90 days or more	24,068	19,793	22,904

Total	4,400,313	5,083,400	6,848,037

Loans	43,928,238	45,420,052	46,684,665
Allowance for loan losses	2,080,771	2,438,309	3,195,187

(Reference)

Reverse reconciliation from US GAAP to Japanese GAAP (Unaudited)

UFJ Holdings, Inc., and Subsidiaries

(in millions of yen)	As of September 30, 2004
Shareholders’ equity in accordance with US GAAP	1,508,163
Differences arising from different accounting for:
Investment securities	69,359
Loans	4,274
Allowance for loan losses	217,358
Capital leases	(942)
Exchange of premises and equipment	(4,992)
Real estate sale and leasebacks	38,974
Land and buildings	79,307
Pension liability	303,328

Non-interest earning deposits made under government-led restructuring program	37,043

Derivative financial instruments	64,387
Trust fees	(4,026)
Goodwill and intangible assets	(2,678,765)
Variable interest entities	55,483
Deferred tax valuation allowance	1,338,541
Other	47,953
Tax effect of adjustments	(101,032)

Shareholders’ Equity in accordance with Japanese GAAP	974,413

(in millions of yen)	For the six months ended September 30, 2004
Net income in accordance with US GAAP	245,749
Differences arising from different accounting for:
Investment securities	(274,663)
Loans	962
Allowance for loan losses	(502,607)
Capital leases	(3,485)
Exchange of premises and equipment	98
Real estate sale and leasebacks	261
Land and buildings	(3,247)
Pension liability	15,006

Non-interest earning deposits made under government-led restructuring program	(2,398)

Derivative financial instruments	55,102
Trust fees	202
Goodwill and intangible assets	24,579
Variable interest entities	(10,284)
Deferred tax valuation allowance	(383,211)
Other	5,648
Tax effect of adjustments	158,004

Net income in accordance with Japanese GAAP	(674,284)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) will file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC on March 4, 2005 in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome,	1-1 Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-6326 Japan	Chiyoda-ku, Tokyo 100-8114 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.